Via Facsimile and U.S. Mail
Mail Stop 4720

September 1, 2009

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONplein 50
PO Box 85, 2501 CB
The Hague, The Netherlands

Re: AEGON N.V.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed on March 31, 2009
File No. 001-10882

Dear Mr. Streppel:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 18 Financial Statements

Notes to the Consolidated Financial Statements

18.2 Summary of significant accounting policies

18.2.15 Cash and cash equivalents, page 220

1. Please provide us with the following information for investments you hold with a maturity in excess of three months from the date of acquisition that are classified as cash equivalents:

a) describe the nature of the investment;
b) indicate the time to maturity at the date of acquisition;
c) indicate its balance as of each balance sheet date; and,
d) provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

If there is a large volume of investments, this information can be prepared to present a total amount – vs. individual investments - by month from the date of maturity at the time of acquisition – e.g., 4 months, 5 months etc.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant